UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Jones, A. Laurence
   840 Sixth Street
   Boulder, CO 80302

2. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/31/2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other
   (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned							
1. Title of Security	2. Transaction	3.	4.Securities Acquired (A) or Disposed of (D)		5.Amount of Securities Beneficially Owned at	6.Direct (D)or Indirect(I)	7.Nature of Indirect Beneficial Ownership
	Date	Code V	Amount	A/ D Price	End of Month		

1.Title of Derivative Security	2.Con- version or Exer cise Price of Deriva- tive Secu- rity	3. Transaction Date	4. Code	V	5.Number of De rivative Secu rities Acqui red(A) or Dis posed of(D) Amount	A/ D	6.Date Exer cisable and Expiration Date(Month/ Day/Year) Date Exer- cisa- ble	Expir ation Date	7.Title and Amount of Underlying Securities Title and Number of Shares		8.Price of Deri vative Secu rity	9.Number of Deriva tive Securities Benefi ficially Owned at End of Month	10. Dir ect (D) or Ind ire ct (I)	11.Nature of Indirect Beneficial Ownership
Right to Buy (Stock Options)	$0.8000	1/28/ 2002	J		5,000	A	See Note	1/28/ 2012	Common	5,000		5,000	D	

Explanation of Responses:

NOTE: Options granted to directors pursuant to the Company's Incentive Plan
       vest as to 2% per month over 50 months.

SIGNATURE OF REPORTING PERSON

/s/ A. Laurence Jones

DATE

February 8, 2002
